
September 15, 2023

Jason Ader
Chief Executive Officer
26 Capital Acquisition Corp.
OfficeEdge Miami
701 Brickell Avenue, Suite 1550
Miami, Florida 33131

> **Re: 26 Capital Acquisition Corp.**
> **Form 8-K filed August 11, 2023**
> **File No. 001-39900**

Dear Jason Ader:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction